DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein



2. CHECK THE BOX IF MEMBER OF A GROUP
a[ ]


b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)
[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
_______________________________________


7. SOLE VOTING POWER

1,687,900

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

1,687,900
_______________________________________


10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH
REPORTING PERSON

1,687,900

12. CHECK IF THE AGGREGATE AMOUNT
EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.98%

14. TYPE OF REPORTING PERSON

IA
_______________________________________




The following constitutes Amendment No.2 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on February 14, 2006. This Amendment No.2 amends the Schedule 13D as specifically set forth.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General Partnership ("BIGP"), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.


During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE
ISSUERS
As per the NCSRS filed on 8/29/06 there were 15,371,738 shares of VIN outstanding as of 6/30/06. The percentage set forth in item 5 was derived using such number.

Bulldog Investors General Partnership and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,687,900 shares of VIN or 10.98% of the outstanding shares.

The power to vote and dispose of securities resides either with Mr. Goldstein or clients.



  c)   During the past 60 days the
following shares of VIN were purchased, unless previously reported (there were no sales):

Date	    	# Shares	Price
1/19/2007	175,000		5.89
1/19/2007	47,700		5.9


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

  e)   NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/15/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP